Professional Insurance Service					INVOICE# 16178		Page 1
P.O. Box 497					ACCOUNT NO.	OP	DATE
Elm Grove, WI 53122					FIDUC-1	CM	07/02/09
Phone: 262-784-0863 Fax: 262-784-2996					PRODUCER
Stanley B. Strelka
BALANCE DUE ON
07/17/09
Fiduciary Management Inc.					AMOUNT PAID		AMOUNT DUE
225 E. Mason St.							$ 126.00
Milwaukee, WI 53202

*** PLEASE RETURN TOP PORTION WITH REMITTANCE ***

Itm #	Eff Date	Trn	Type	Policy #	Description			Amount
INVOICE#		16178

65207	07/01/09	+EN	FIDE	412PB1159	Increase Bond Limit			$ 126.00

							Invoice Balance:	$ 126.00

ALLOCATION
TNA 6-30-09	FUND	BOND AMOUNT	FEE
$1,709,511,979	FLC	75,000	$ 75.60
$ 79,508,679	FPT	50,000	$ 50.40
			$ 126.00

DELIVERY INVOICE

Company: ST. PAUL FIRE AND MARINE INSURANCE COMPANY

I	FMI COMMON STOCK FUND, INC., FMI FUNDS,	Policy Inception/Effective Date: 12/14/08
N	INC. AND FMI MUTUAL FUNDS, INC.	Agency Number: 4808064
S	100 EAST WISCONSIN AVENUE, #2200
U	MILWAUKEE, WI 53202
R		Transaction Type:
E		ENDORSEMENT
D		Transaction number: 002
Processing date: 07/01/2009
Policy Number: 412PB1159
A
G
E	PROFESSIONAL INSURANCE SERVICES
N	500 ELM GROVE ROAD, SUITE 200
T	ELM GROVE, WI 53122

Policy	Description	Amount	Surtax/
Number			Surcharge
412PB1159	STANDARD FORM NO. 14	$126

INCREASING LIMITS TO $3,050,000
EFFECTIVE: 07/01/2009

40724 Ed. l2-90 Printed in U.S.A.		INSURED COPY	Page 1

RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 412PB1159 in favor of FMI COMMON STOCK FUND, INC., FMI FUNDS, INC. , and FMI MUTUAL FUNDS, INC.

It is agreed that:

1. The attached bond is amended by replacing that Item(s) on the Declarations Page corresponding to the Item(s) indicated below with an "X":

Item 2. Bond Period: from 12:01 a.m. on to 12:01 am. on (MONTH,DAY,YEAR) (MONTH,DAY,YEAR)
Item 3. The Aggregate Liability of the Underwriter during the Bond Period shall be $
x Item 4. Subject to Sections 4 and 11 hereof, the Single Loss Limit of Liability is $3,050,000 and the Single Loss Deductible is $
Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be a part of and not in addition to amounts set forth above.

Amount applicable to:	Single Loss Limit of	Single
	Liability	Loss Deductible
Insuring Agreement (D) - FORGERY OR ALTERATION	$	$
Insuring Agreement (E) - SECURITIES	$	$
Coverage on Partners (Form No. 14 only)	$	$
Optional lnsuring Agreements and Coverages:
NASD REGISTERED REPRESENTATIVES	$3,050,000	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$

2.  This rider applies to loss sustained at any time but discovered after 12:01 a.m. on 07/01/2009

Accepted:
                                                                                                                                                                   By:  /s/ Stanley B. Strelka
                                                                                                                                                                               Attorney-in-Fact
AMEND DECLARATIONS PAGE - DISCOVERY
                                     FORM
FOR USE WITH FINANCIAL INSTITUTION
BONDS, STANDARD FORMS NOS. 14, 15, 24
AND 25. ITEM 3 NOT TO BE CHANGED MID-
TERM WITH THIS RIDER.
                                                                                  INSURED
SR6150c Rev. 6-90
Copyright, The Surety Association of America, 1990